Exhibit 99.1

News Release
NORBORD REPORTS THIRD QUARTER 2019 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q3 2019 HIGHLIGHTS

•	Adjusted EBITDA of $33 million

•	Loss of $0.21 per diluted share; Adjusted loss of $0.11 per diluted share

•	North American manufacturing costs declined 4% quarter-over-quarter and 3% year-over-year

•	Renewed Normal Course Issuer Bid

•	Declared quarterly variable dividend of C $0.20 per share for shareholders of record on November 29, 2019

TORONTO, ON (October 31, 2019) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $33 million in the third quarter of 2019 compared to $36 million in the second quarter of 2019 and $211 million in the third quarter of 2018. The quarter-over-quarter decrease was driven by lower panel prices and shipments in Europe, which more than offset improved manufacturing costs in North America, while the year-over-year decrease was primarily due to lower North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $24 million compared to $18 million in the prior quarter and $190 million in the same quarter last year. European operations delivered Adjusted EBITDA of $11 million, down from $21 million in the prior quarter and $23 million in the year-ago quarter.

“After the negative effects of affordability concerns and record wet weather on US housing starts in late 2018 and early 2019, we have started to see improvement this past quarter,” said Peter Wijnbergen, Norbord’s President and CEO. “Mortgage rates are well below 4% and homebuilders continue to report improved levels of buyer interest and net order growth. While we are entering the slower winter construction season, the expectation is that these positive indicators will carry over into 2020.”

“However, these improving housing fundamentals have yet to translate into a significant recovery in OSB markets. We took extensive downtime across our North American mills for the fourth straight quarter to ensure Norbord continues to match production to demand. In addition to the indefinite curtailment of our 100 Mile House, British Columbia mill in August, we made the difficult decision to indefinitely curtail Line 1 of our Cordele, Georgia mill effective mid-November. Poor market conditions and lower-than-anticipated OSB demand, particularly in the South East region, do not currently support the economic operation of the line.”

“In Europe, results in our panel business were challenged by continued slowing of industrial demand in Germany, where the effects of the global trade war are being felt on that export-oriented economy. As a result, panel prices have rolled over from the well above-average levels experienced the past couple of years. However, we expect this softening of prices to help stimulate the pace of OSB substitution and continue to drive strong consumption growth in residential construction markets.”

Norbord recorded an Adjusted loss of $9 million or $0.11 per share (basic and diluted) in the third quarter of 2019 compared to an Adjusted loss of $8 million or $0.10 per share (basic and diluted) in the second quarter of 2019 and Adjusted earnings of $123 million or $1.41 per diluted share ($1.42 per basic share) in the third quarter of 2018. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate. Included in the third quarter of 2019 is a $10 million ($0.12 per basic and diluted share) non-cash pre-tax loss related to an impairment charge at the Company’s Cordele mill:

Exhibit 99.1

$ millions	Q3 2019	Q2 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	(17)	(14)	130	(30)	399
Adjusted for:
Impairment of assets	10	—	—	10	—
Loss on disposal of assets	—	1	—	1	—
Stock-based compensation and related costs	—	1	2	2	4
Costs on early extinguishment of 2020 Notes	—	10	—	10	—
Costs related to 100 Mile House indefinite curtailment	—	2	—	2	—
Reported income tax (recovery) expense	(6)	(10)	37	(21)	126
Adjusted pre-tax (loss) earnings	(13)	(10)	169	(26)	529
Income tax recovery (expense) at statutory rate	4	2	(46)	7	(143)
Adjusted (loss) earnings	(9)	(8)	123	(19)	386

Market Conditions

In North America, affordability concerns that had negatively affected US housing demand in recent quarters began to moderate, driven by lower mortgage rates and real wage growth. The September seasonally adjusted annualized rate of US housing starts rose 2% year-over-year to 1.26 million, with single-family starts, which use approximately three times more OSB than multifamily starts, up 4% year-over-year to 918,000. The pace of permits (the more forward-looking indicator) reached 1.39 million units in September, up nearly 8% from the same period in 2018. Year-to-date, US housing starts were down 1% with single family starts down 2%, reflecting the pullback in US homebuilding activity that started in the second half of last year, constraining OSB demand. Looking forward, builder sentiment remains positive, the buildup of unsold new home inventory has now been largely absorbed and the past two quarters of solid homebuilder order growth has finally started translating into improving housing starts. The consensus forecast from US housing economists is approximately 1.25 million starts for 2019, unchanged from 2018, with 2020 forecast at approximately 1.26 million.

Notwithstanding the recent improvement in housing market fundamentals, North American benchmark OSB prices did not show broad-based improvement during the third quarter. Average benchmark prices remained well below prior year levels and showed mixed regional results quarter-over-quarter. The table below summarizes average benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q3 2019	Q2 2019	Q3 2018
North Central	15%	217	188	363
South East	36%	168	186	305
Western Canada	29%	164	153	281

In Europe, panel markets softened from the very strong levels of the past two years, as demand slowed during the typical summer vacation season and industrial production continued to slow in Germany. In local currency terms, average panel prices moderated from last year’s peak levels and were down against both comparative quarters.

Exhibit 99.1

Performance

North American OSB shipments increased 4% quarter-over-quarter due to higher demand from the repair-and-remodelling sector but declined 2% year-over-year reflecting the slowdown in US homebuilding demand in recent quarters. Norbord’s specialty products (including industrial and export) represented approximately 25% of the Company’s North American OSB sales volume in the last four quarters.

Excluding the curtailed Chambord, Quebec mill, Norbord’s North American OSB mills produced at 92% of available capacity, compared to 88% in the prior quarter and 99% in the same quarter last year. Fluctuations in capacity utilization (which is based on fiscal days in each period) were due to improved productivity in the current quarter as well as the timing of annual maintenance shuts and other downtime. In addition, a portion of the year-over-year decrease was driven by the December 31, 2018 restatement of annual production capacities at a number of mills.

Norbord’s North American OSB cash production costs per unit (before mill profit share and freight costs) decreased 4% versus the prior quarter due to improved productivity and raw material usages, as well as lower costs related to annual maintenance shuts and other downtime. Unit costs were down 3% versus the same quarter last year primarily due to lower resin prices and improved productivity, partially offset by increased downtime and higher raw material usage.

On June 11, 2019, the Company announced the indefinite curtailment of its 100 Mile House, British Columbia mill starting in August 2019 as a wood supply shortage and high wood prices did not support the economic operation of the mill. The region where the mill operates has been under mounting pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge has been further exacerbated by the significant wildfires that the province of BC experienced in the summers of 2017 and 2018. A net charge of $2 million was recognized in the second quarter to provide for severance and related costs. Norbord has successfully transferred production to its other operating North American OSB mills, including High Level and Grande Prairie, Alberta.

In August 2019, the Company announced that Line 1 of the two-line Cordele, Georgia OSB mill would operate on a reduced 10/4 schedule effective September 5 due to continued poor market conditions. Subsequent to quarter-end, on October 21, 2019, the Company announced the indefinite curtailment of Line 1 effective mid-November due to continued poor market conditions and lower-than-anticipated OSB demand to-date, particularly in the South East region. As a result, in the third quarter the Company recorded a non-cash pre-tax impairment charge of $10 million against the carrying value of certain of the mill’s production equipment. No additional impairment is required for the mill’s remaining assets as their recoverable amount is greater than their carrying values.

The 100 Mile House mill has a stated annual production capacity of 440 MMsf (3/8-inch basis) and Line 1 at the Cordele mill also has annual production capacity of 440 MMsf (3/8-inch basis), combined representing 12% of the Company’s North American stated annual capacity.

In Europe, Norbord’s shipments were down 7% versus the prior quarter and 6% year-over-year due to the typical seasonal demand slowdown during the European vacation season and continued slowing of German industrial production. The European mills produced at 84% of stated capacity in the quarter, down from 91% in the prior quarter and 87% in the same quarter last year due to annual maintenance shuts taken in the current quarter, including to address typical production issues that affected the ramp-up of the reinvested Inverness, Scotland mill, which started up in the fourth quarter of 2017.

Year-to-date, the Company did not generate any net Margin Improvement Program (MIP) gains as improved mill productivity and product mix were offset by the timing of annual maintenance shuts and other downtime, as well as the operating impact of adverse weather in the first half of 2019. MIP is measured relative to the prior year at constant prices and exchange rates.

Exhibit 99.1

Capital investments (including intangible assets) were $33 million in the third quarter, $30 million in the prior quarter and $41 million in the same quarter last year. The fluctuation versus the comparative periods was primarily attributable to the timing of executing on various capital projects.

Included in year-to-date capital investments is $17 million of the $46 million (£35 million) budget for the second phase investment to further expand capacity at the Inverness mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company’s strategy of growing its European OSB capacity to serve continued substitution growth in its key markets.

Also included in year-to-date capital investments is $19 million ($46 million project-to-date) of the $71 million budget to rebuild the indefinitely curtailed Chambord, Quebec mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product.

Norbord’s 2019 capital expenditure budget remains approximately $150 million, and looking ahead to next year, while the Company is still in the process of finalizing its capital plans, 2020 capital expenditures are targeted at approximately $100 million. Investments will include maintenance of business and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord mill rebuild and Inverness phase 2 projects. Capital spending will also include investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital was $139 million at quarter-end, compared to $162 million at the end of the prior quarter and $173 million at the end of the same quarter last year. The quarter-over-quarter decrease was primarily due to the seasonal draw-down of log inventory in the northern mills in North America and the timing of bond coupon payments. The year-over-year decrease was primarily due to the accounts receivable impact of lower North American OSB and average European panel prices. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.

At quarter-end, Norbord had unutilized available liquidity of $286 million, consisting of $3 million in cash and cash equivalents, $234 million in revolving bank lines and $49 million in available drawings under its accounts receivable securitization program. The Company’s tangible net worth was $1,028 million and net debt to total capitalization on a book basis was 40%, both well within bank covenants.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.20 per common share, payable on December 23, 2019 to shareholders of record on November 29, 2019. Consistent with the Company’s balanced approach to capital allocation and the planned reduction in capital expenditures for 2020, the dividend is being reduced from the prior quarter’s level of C $0.40 in recognition of the impact of weaker than expected North American OSB markets on Norbord’s financial results in the past three quarters. Any dividends reinvested on December 23, 2019 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Exhibit 99.1

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Normal Course Issuer Bid

Norbord also announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to renew its normal course issuer bid in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,083,429 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 81,668,583 as of October 22, 2019, pursuant to TSX rules.

Purchases under the bid may commence on November 5, 2019, and will terminate on the earlier of November 4, 2020, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the open market by Norbord through the facilities of the TSX, the New York Stock Exchange or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Norbord’s average daily trading volume on the TSX during the last six calendar months was 291,882 common shares. Daily purchases of common shares will not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX.

Under its prior bid that commenced on November 5, 2018 and expires on November 4, 2019, Norbord previously sought and received approval from the TSX to repurchase up to 5,191,965 common shares. Norbord acquired 5,191,965 common shares under such bid in the past 12 months at a weighted average price of C$36.07 per common share. Purchases under the bid were made on the open market by Norbord through the facilities of the TSX, the New York Stock Exchange and Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws.

Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.

Additional Information

Norbord’s Q3 2019 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at

Exhibit 99.1

www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, October 31, 2019 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until November 30, 2019 by dialing 1-888-203-1112 or 647-436-0148 (passcode 7083098). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,500 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Robert B. Winslow, CFA
Vice President, Investor Relations & Corporate Development
Tel. (416) 777-4426
info@norbord.com

or

Heather Colpitts
Director, Corporate Affairs
Tel. (416) 643-8838
info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “pro forma,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future

Exhibit 99.1

cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q3 2019 Management’s Discussion and Analysis dated October 30, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q3 2019 Management’s Discussion and Analysis dated October 30, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Peter Wijnbergen
President & CEO

October 31, 2019

To Our Shareholders:

Favourable US housing market fundamentals continue to be slow to translate into stronger OSB demand. And so, while our mills again ran well during the quarter, the challenging North American market conditions adversely affected our Q3 financial results.

Despite the market challenges we have faced over the last year, key indicators continue to support our view that the US housing market will improve over the coming quarters. Affordability concerns have moderated as real income has grown and mortgage rates have declined, which in September led to a 34% year-over-year increase in mortgage applications for new home purchases in the US. The build-up of unsold new home inventory has now been absorbed, and new home sales increased through the third quarter. This trend has begun to translate into increased new home construction activity. The September seasonally adjusted annualized rate of US housing starts increased to 1.26 million, and single-family starts, which use approximately three times more OSB than multifamily starts, increased 4% year-over-year to 918,000. Homebuilder sentiment continues to be positive, with the National Association of Home Builders Housing Market Index - which rates market conditions for the sale of new homes as well as the traffic of prospective buyers of new homes - at its highest level of the year. This confidence is borne out by steadily improving data from US homebuilders. While we are entering the slower winter construction season, the expectation is that these positive indicators will carry over into 2020.

Non-housing sales continue to be an advantage for Norbord, with specialty products representing a meaningful part of our shipment volume. Our industrial segment continues to grow incrementally, and we are pursuing additional market opportunities through the development of new precision-sanded OSB applications. Demand from the repair-and remodelling sector has been strong with our Big Box sales volumes seeing double-digit percentage increases.

In Europe, OSB prices have declined from their recent peaks, reverting closer to historic averages. This price trend was a continuation from last quarter as macroeconomic conditions continue to be affected by global trade disputes. The third quarter is a traditionally slower period in Europe, coinciding with the summer vacation season. Summer is also the logical time for us to take annual maintenance shuts at our mills, which temporarily increases our per-unit manufacturing costs. Looking ahead, residential construction in Europe remains healthy, and we expect the relatively lower OSB prices to support demand growth through the ongoing substitution for imported plywood.

Actions We Are Taking

While we continue to agree with industry analysts that the US housing market will strengthen, there is no question that this is taking longer than we had expected. Against this backdrop, we continue to take action across our business, drawing on our decades of experience managing in a historically cyclical industry.

Exhibit 99.1

Aligning production to customer demand - Consistent with our operating principle of only producing what we can sell, we have indefinitely curtailed production at our 100 Mile House, British Columbia mill, and more recently at Line 1 of our mill in Cordele, Georgia. Combined, these curtailments reduce our available capacity by 12%, while allowing us to continue to fully serve our customers. We will also focus more maintenance downtime during the seasonally slower holiday periods.

Rigorous cost management - Despite a challenging market and the effort required to shift production across our mill portfolio to address our curtailment decisions, we continue to “control our controllables.” In fact, our North American per-unit manufacturing costs were 4% lower than the previous quarter and 3% lower than the same period last year.

Disciplined capital allocation - In light of the slower-than-expected US housing demand growth, we plan to reduce capital expenditures to approximately $100 million in 2020. We will focus capital in areas of high priority, including to support our industrial sales growth strategy as well as our ongoing second phase investment to further expand capacity at our Inverness, Scotland mill. At Inverness, we deliberately pursued the expansion in a low capital cost manner, with investment at 50% of greenfield cost, while accepting some resulting variability in operating performance as the mill ramps up to serve growing European OSB demand.

We have also renewed our Normal Course Issuer Bid and will consider opportunities to enhance shareholder value through the repurchase of our common shares.

Consistent application of our variable dividend policy - Our variable dividend policy is designed to ensure Norbord remains committed to returning capital to shareholders while also retaining the flexibility to manage our business over the long term and through cyclical periods of lower operating cash flow. To that end, our Board has reduced the dividend level from C $0.40 to C $0.20 per share in recognition of the impact of weaker than expected North American OSB markets on our financial results over the past three quarters.

Taken together, while it was a disappointing quarter from a financial perspective, we remain confident in our market positioning. Our balance sheet and liquidity remain solid and our mills are running well. We have significant upside potential in an improving housing market and are optimistic that our results will improve accordingly.

We look forward to reporting on our progress next quarter and thank our shareholders for their continuing support.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “pro forma,” “set up,” “on track,” “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the “Caution Regarding Forward-Looking

Exhibit 99.1

Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q3 2019 Management’s Discussion and Analysis dated October 30, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share as Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q3 2019 Management’s Discussion and Analysis dated October 30, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Oct 5, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	$3	$128
Accounts receivable	141	149
Taxes receivable	59	—
Inventory	217	220
Prepaids	19	12
	439	509
Non-current assets
Property, plant and equipment	1,392	1,402
Intangible assets	21	20
Deferred income tax assets	5	6
Other assets	5	5
	1,423	1,433
	$1,862	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$238	$293
Accrued liability under ASPP	—	42
Taxes payable	6	28
	244	363
Non-current liabilities
Long-term debt	656	550
Other long-term debt	27	—
Other liabilities	47	34
Deferred income tax liabilities	187	172
	917	756
Shareholders’ equity	701	823
	$1,862	$1,942

Exhibit 99.1

Interim Consolidated Statements of (Loss) Earnings

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions, except per share information)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Sales	$435	$640	$1,358	$1,923
Cost of sales	(400)	(427)	(1,240)	(1,259)
General and administrative expenses	(2)	(4)	(9)	(14)
Depreciation and amortization	(35)	(34)	(104)	(100)
Loss on disposal of assets	—	—	(1)	—
Impairment of assets	(10)	—	(10)	—
Costs related to 100 Mile House indefinite curtailment	—	—	(2)	—
Operating (loss) income	(12)	175	(8)	550
Non-operating items:
Finance costs	(11)	(10)	(34)	(28)
Interest income	—	2	1	3
Costs on early extinguishment of 2020 Notes	—	—	(10)	—
(Loss) earnings before income tax	(23)	167	(51)	525
Income tax recovery (expense)	6	(37)	21	(126)
(Loss) earnings	$(17)	$130	$(30)	$399
(Loss) earnings per common share
Basic	$(0.21)	$1.50	$(0.37)	$4.61
Diluted	(0.21)	1.49	(0.37)	4.58

Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
(Loss) earnings	$(17)	$130	$(30)	$399
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligations	—	2	(5)	6
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(7)	(3)	(13)	(13)
Other comprehensive loss, net of tax	(7)	(1)	(18)	(7)
Comprehensive (loss) income	$(24)	$129	$(48)	$392

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
Share capital
Balance, beginning of period	$1,280	$1,356	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP	—	5	—	11
Reverse accrual for common shares to be repurchased and cancelled under ASPP	—	—	24	—
Common shares repurchased and cancelled	—	—	(24)	—
Balance, end of period	$1,280	$1,361	$1,280	$1,361
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$4	$7	$4	$8
Stock options exercised	—	—	—	(1)
Contributed surplus	$4	$7	$4	$7
Retained deficit
Balance, beginning of period	$(231)	$121	$(168)	$(67)
(Loss) earnings	(17)	130	(30)	399
Common share dividends	(24)	(298)	(73)	(379)
Reverse accrual for common shares to be repurchased and cancelled under ASPP	—	—	18	—
Common shares repurchased and cancelled	—	—	(19)	—
Balance, end of period(i)	$(272)	$(47)	$(272)	$(47)
Accumulated other comprehensive loss
Balance, beginning of period	$(208)	$(182)	$(197)	$(176)
Other comprehensive loss	(7)	(1)	(18)	(7)
Balance, end of period	$(215)	$(183)	$(215)	$(183)
Shareholders’ equity	$701	$1,042	$701	$1,042

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	(9)	216
	$(272)	$(47)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Oct 5 and Sep 29 (US $ millions)	Q3 2019	Q3 2018	9 mos 2019	9 mos 2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings	$(17)	$130	$(30)	$399
Items not affecting cash:
Depreciation and amortization	35	34	104	100
Deferred income tax	(13)	11	19	42
Impairment of assets	10	—	10	—
Costs related to 100 Mile House indefinite curtailment	(1)	—	1	—
Costs on early extinguishment of 2020 Notes	—	—	10	—
Loss on disposal of assets, net	—	—	1	—
Other items	9	9	16	11
	23	184	131	552
Net change in non-cash operating working capital balances	13	29	(59)	(45)
Net change in taxes receivable and taxes payable	16	15	(81)	(25)
	52	228	(9)	482
Investing activities
Investment in property, plant and equipment	(28)	(39)	(105)	(156)
Investment in intangible assets	(2)	—	(3)	(1)
	(30)	(39)	(108)	(157)
Financing activities
Issuance of debt	—	—	350	—
Common share dividends paid	(24)	(292)	(73)	(373)
Debt issuance costs	(2)	—	(6)	—
Premium on early extinguishment of 2020 Notes	(9)	—	(9)	—
Issue of common shares	—	—	—	4
Repurchase of common shares	—	—	(43)	—
Repayment of lease obligations	(2)	—	(8)	—
Accounts receivable securitization (repayments) drawings	(55)	—	27	—
	(332)	(292)	(2)	(369)
Foreign exchange revaluation on cash and cash equivalents held	(2)	(2)	(6)	(4)
Cash and cash equivalents
Increase during period	(312)	(105)	(125)	(48)
Balance, beginning of period	315	298	128	241
Balance, end of period	$3	$193	$3	$193